Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO/DEFICIENCY OF EARNINGS TO FIXED CHARGES

Fixed charges:	Nine Months Ended September 30, 2011	Fiscal Year Ended December 31,				2006
		2010	2009	2008	2007

Interest expense on indebtedness	$618,228	$484,774	$742,263	649,671	882,212	$0
Noncash interest expense and other	160,799	1,919,100	1,340,945	477,302	165,584	0

Total fixed charges	779,027	$2,403,874	$2,083,208	$1,126,973	$1,047,796	$0

Earnings (loss):
Net (loss) before benefit for income taxes	(25,557,674)	$(16,046,970)	$(12,196,002)	$(25,035,035)	$(20,194,242)	$(6,168,096)
Fixed charges per above	779,027	2,403,874	2,083,208	1,126,973	1,047,796	—

Total earnings (loss)	(24,778,647)	$(13,643,096)	$(10,112,794)	$(23,908,062)	$(19,146,446)	$(6,168,096)

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	(25,557,674)	$(16,046,970)	$(12,196,002)	$(25,035,035)	$(20,194,242)	$(6,168,096)